April 2, 2025

Glynn Wilson
Chief Executive Officer
Caring Brands, Inc.
1061 E. Indiantown Rd.
Suite 110
Jupiter, FL 33477

       Re: Caring Brands, Inc.
           Registration Statement on Form S-1
           Filed March 20, 2025
           File No. 333-285964
Dear Glynn Wilson:

       We have reviewed your registration statement and have the following comment.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form S-1 filed March 20, 2025
Index to Consolidated Financial Statements, page F-1

1. As the financial statements are now as of a date after the merger and given the nature of the two companies and the transaction, it appears appropriate to include one set of consolidated financial statements for the combined entity. In presenting operations prior to the merger, we remind you that the determination of the accounting acquirer under ASC 805 is different from the determination of whether there is a predecessor entity pursuant to Rule 405 of Regulation C. Because of the insignificant operations of
       CBI NV and the change in focus to the ongoing business of CBI FL, it appears that
       CBI FL would be the predecessor entity prior to the September 2024 transaction. As a result, we would expect the premerger historical financial statements of the consolidated entity to be the historical financial statements of CBI FL only. The premerger results of operations of CBI NV should no longer be presented. The pro
 April 2, 2025
Page 2

       forma financial statements would appear to no longer be required. Please revise the financial statements as necessary or provide a comprehensive analysis of how you determined that CBI FL would not be the predecessor entity pursuant to Rule 405 of
       Regulation C.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Nudrat Salik at 202-551-3692 or Terence O'Brien at 202-551-3355 if
you have questions regarding comments on the financial statements and related matters. Please contact Robert Augustin at 202-551-8483 or Jane Park at 202-551-7439 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Industrial
Applications and
                                                           Services
cc:   Arthur Marcus